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UNI 20010293
SECURITIES AND I
Washington, D.C. 20549

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FEB 27 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneChronos Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Broadway, Suite 211
(No. and Street)

New York (City) | NY (State) | 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel | 717-249-8803 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard (Address) | Glen Allen (City) | VA (State) | 23060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard William Dan, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneChronos Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLAN PEREZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 21, 2023

OneChronos Markets, LLC

Statement of Financial Condition

December 31, 2019

With Report of Independent Registered Accounting Firm

SEC ID 8 - 69882

Filed as a PUBLIC DOCUMENT.

OneChronos Markets, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm (Audit Report)	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
OneChronos Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OneChronos Markets, LLC (the "Company"), as of December 31, 2019, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2018.

February 11, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

OneChronos Markets, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	739,280
Clearing deposit		250,934
Property and equipment – net		11,187
Prepaid expenses and other assets		8,219
Total assets	$	1,009,620

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	46,776
Intercompany payable		94,197
		140,973
Member's equity		898,647
Total liabilities and member's equity	$	1,009,620

See accompanying notes to financial statements.

OneChronos Markets, LLC

Notes to Financial Statements

1. Organization and Business

OneChronos Markets, LLC (the "Company"), a Delaware limited liability company, was organized on November 20, 2016 and is a wholly owned subsidiary of OCX Group, Inc. (the "Parent") On July 9, 2018 the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Industry Protection Corporation (SIPC). The Company has been approved by FINRA to operate an alternative trading system for national market system (NMS) securities.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line method over the estimated useful lives of the related assets of 3 years.

Fair Value of Financial Instruments: Cash, prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to their short term nature.

2. Summary of Significant Accounting Policies, Continued:

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a single member LLC. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2019. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Leases*:* In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company had not entered into any leases subject to this standard as of December 31, 2019.

Subsequent Events: Management has evaluated subsequent events through February 11, 2019, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

3. Property and Equipment:

Property and equipment at December 31, 2019 consisted of the following:

Computer equipment	$	14,927
Less: accumulated depreciation		(3,740)
Property and equipment - net	$	11,187

4. Related Party Transactions:

The Company has entered into an Administrative Services and Expense Agreement with its Parent. Under the agreement the Parent will provide certain administrative and support services to the Company and the Company may provide certain administrative and support services to the Parent. The Company reimburses the Parent for the costs of the services as they are incurred. At December 31, 2019, the Company had a balance of $94,197 due to the Parent which is included in intercompany payable on the accompanying Statement of Financial Condition.

5. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2019, the Company had net capital of $849,241, which was $839,843 in excess of required minimum net capital of $9,398. The Company's net capital ratio was .166 to 1.

The Company does not carry accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.